FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on December 10, 2012

Further to the immediate report issued on November 15, 2012 (the "AGM Announcement") regarding the convening of an annual general meeting of the shareholders of the Company on December 18, 2012 (the "General Meeting"), the Company hereby announces that it was resolved to remove from the upcoming General Meeting's agenda, and postpone to the next annual general meeting, the approval of the engagement between the Company and Prof. Gabi Barbash, a director in the Company, in an agreement for providing consulting services (section 1.4 of the AGM Announcement and Proposal No. 3 of the proxy card). This is due to the fact that on the date of the General Meeting, Amendment No. 20 to the Israeli Companies Law, 5759-1999, will be in effect, which determines, among others, provisions regarding the majority required for voting on such a matter, and requires, among other things, that Deeds of Vote be mailed out in connection with a general meeting at which such a matter is voted on.1 There is insufficient time to mail out such Deeds of Vote before the date of the upcoming General Meeting.

No other change has been made to the AGM Announcement.

1 Under Israeli law, Deeds of Vote (which is similar to a Proxy Card) are required to be mailed out only when a special majority is required to adopt the matter or matters voted on.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 11, 2012

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